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                             December 16, 2022

       Dato    Sri Liew Kok Leong
       Chief Executive Officer
       ARB IOT Group Ltd
       No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2
       Kuala Lumpur Sentral, 50470 Kuala Lumpur
       Malaysia

                                                        Re: ARB IOT Group Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed December 5,
2022
                                                            File No. 333-267697

       Dear Dato    Sri Liew Kok Leong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form F-1

       Capitalization, page 40

   1. Please explain the adjustment made to the amount presented as USD pro forma retained profits.
       Underwriting
       Lock-Up Agreements, page 105

   2.                                                   Please disclose the
exceptions to the lock-up agreements.
 Dato    Sri Liew Kok Leong
FirstName LastName
ARB IOT Group   Ltd Dato    Sri Liew Kok Leong
Comapany16,
December   NameARB
              2022 IOT Group Ltd
December
Page 2    16, 2022 Page 2
FirstName LastName
       You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Kevin (Qixiang) Sun, Esq.